Filed by: TeraWulf Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: IKONICS Corporation
Commission File No.: 000-25727
Date: August 2, 2021

TeraWulf Form S-4 and Board Composition Release

Form S-4 Filed in Connection with the Proposed Business Combination of Bitcoin Miner TeraWulf Inc. and IKONICS Corporation

Initial Group of Seasoned Directors to Serve on the Board Following Completion of the Business Combination; Will Oversee TeraWulf Inc.’s Mission to Generate Environmentally Sustainable Bitcoin at Industrial Scale in the United States Using Over 90% Zero-Carbon Energy Powered by Nuclear, Hydro and Solar Power Facilities

Business Combination Remains on Track to Close in the Second Half of 2021

EASTON, Maryland – August 2, 2021 – TeraWulf Inc. ("TeraWulf"), which recently announced plans to become a publicly traded company that owns and operates fully integrated environmentally clean bitcoin mining facilities in the United States, announced today that a registration statement on Form S-4 has been filed on July 30, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the previously announced business combination with IKONICS Corporation (“IKONICS”). In preparation for the anticipated closing of the business combination in the second half of 2021, TeraWulf also announced an initial group of directors expected to serve on the combined company’s board. These initial directors are well equipped to help oversee TeraWulf’s mission to generate environmentally sustainable bitcoin at an industrial scale in the United States using over 90% zero-carbon energy power sourced from nuclear, hydro and solar power facilities.

Consistent with its buildout plan and with 60,000 state-of-the-art miners on order, TeraWulf expects to have 50 megawatts of mining capacity online in the fourth quarter of 2021 and 800 megawatts of mining capacity deployed by 2025, enabling over 23 exahash per second of expected hashrate.

In addition to Paul Prager, who is expected to serve also as the Chief Executive Officer and the chair of the board of directors, and Nazar Khan, who is expected to serve also as the Chief Operating Officer and the Chief Technology Officer, the following individuals are expected to serve on the board of directors of the combined company:

•	Vice Admiral (Ret.) Ted Carter, President of the University of Nebraska, a retired Vice Admiral and former “Top Gun” fighter pilot in the U.S. Navy;
•	Catherine “Cassie” Motz, Executive Director of the CollegeBound Foundation in Baltimore, former Deputy Chief of Staff to Maryland Governor Martin O’Malley and a former Assistant U.S. Attorney;
•	Jason New, Head of Onex Credit, a $23 billion asset manager, and a former Senior Managing Director at Blackstone;
•	Steven Pincus, Executive Vice President of Willis Towers Watson, a global insurance company, and Global Head of Broking for the firm’s FINEX business; and
•	Lisa Prager, the General Counsel and Executive Vice President of the Agricultural Bank of China’s New York Branch and a former federal prosecutor

TeraWulf expects that additional individuals will be identified to serve on the board of directors of the combined company.

Paul Prager, the Chief Executive Officer and the chair of the board of directors of TeraWulf, said, “The filing of the Form S-4 and the identification of these directors marks an exciting milestone for TeraWulf as we further our efforts to become an industry-leading bitcoin mining company with an unparalleled environmentally sustainable platform. We believe that with energy infrastructure serving as the core of bitcoin mining, we can create a new paradigm in the world of cryptocurrency mining. By leveraging nuclear, hydro and solar power to provide low-cost, reliable and zero-carbon energy, TeraWulf can offer the most attractive economics of any bitcoin miner. The expected addition of these high-caliber directors deepens the strength of our board and complements the expertise of our management team as we prepare for our next step as a public company. I am confident their perspectives and expertise will be value-additive to TeraWulf and serve the interests of our stockholders, our communities and all of our stakeholders.”

The initial members of the board of directors are expected to be as follows:

•	Paul Prager is the Chief Executive Officer and the chair of the board of directors of TeraWulf. Mr. Prager has also founded and has been the President of Beowulf Energy LLC and its predecessor companies since 1993. Mr. Prager has extensive investment and entrepreneurial experience in international shipping, commodity trading and power generation. A graduate of the U.S. Naval Academy, Mr. Prager is a member of the investment committee and trustee of the U.S. Naval Academy Foundation.
•	Nazar Khan is the Chief Operating Officer and the Chief Technology Officer of TeraWulf and also serves on the board of directors of TeraWulf. Mr. Khan brings tremendous experience in energy infrastructure and cryptocurrency mining and has led TeraWulf’s business strategy since its inception. As the Chief Operating Officer, Mr. Khan oversees the development and implementation of TeraWulf’s day-to-day operations, including hardware procurement, site evaluation, infrastructure buildout and identification of future growth opportunities. Mr. Khan has been serving as the Executive Vice President of Beowulf Energy LLC since January 2002, where he is leading Beowulf Energy LLC’s acquisition and development efforts. Prior to Beowulf Energy LLC, Mr. Khan worked at Evercore Partners Inc. in both investment banking and private equity. Mr. Khan received a B.S. and a B.A. from the University of Pennsylvania.
•	Ted Carter, VADM (Ret.) became the eighth president of the University of Nebraska in January 2020 after retiring as Vice Admiral following 38 years of service in the U.S. Navy. Most recently, Mr. Carter served as Superintendent of the U.S. Naval Academy, his alma matter. Under his leadership, the U.S. Naval Academy reached the No. 1 public school ranking by Forbes and expanded academic opportunity and diversity. Mr. Carter is a Distinguished Flying Cross and Bronze Star recipient. He graduated from the Navy Fighter Weapons School (Top Gun) in Miramar, California, and was commander for the Carrier Strike Group Twelve, in which he commanded 20 ships, two nuclear-powered aircraft carriers and two carrier air wings that were deployed to Afghanistan in the Arabian Gulf. Mr. Carter’s extensive leadership background would bring a strong commitment to corporate ethics, values and business practices to the board of directors.
•	Catherine “Cassie” Motz is the Executive Director of the CollegeBound Foundation in Baltimore. Ms. Motz previously served on the University System of Maryland Board of Regents from June 2014 through March 2015, and as a Deputy Chief of Staff to Maryland Governor Martin O'Malley. She also served as Deputy Legal Counsel to Governor O'Malley and as the Interim Director of the Governor's Office for Children. Earlier in her career as an Assistant U.S. Attorney, Ms. Motz prosecuted homicide and domestic violence cases and argued appellate cases in federal and local courts. She later served as a Deputy Attorney General for the District of Columbia government, representing the city's child welfare and mental health agencies. Ms. Motz also taught as an adjunct professor at the University of Maryland School of Law. Ms. Motz graduated summa cum laude from Dartmouth College with a B.A. in history and earned a J.D. from Yale Law School. Ms. Motz would bring to the board of directors extensive leadership and public policy experience, and her distinguished career in both non-profit and government will help TeraWulf execute on its strategy of sustainable growth and community impact.
•	Jason New is the Head of Onex Credit, a leading asset manager with more than $23 billion of assets under management. Mr. New has over 26 years of investment experience and, prior to Onex, was a Senior Managing Director of Blackstone and Co-Head of Distressed and Special Situation Investing for GSO Capital Partners (“GSO”). He was an original Partner of GSO and a member of its Management Committee and Investment Committee. Previously, Mr. New was a senior member of the Distressed Finance Group at Credit Suisse and Donaldson, Lufkin and Jenrette. He began his career as a restructuring attorney at Sidley Austin LLP. He earned a B.A. in Economics from Allegheny College and a J.D. from Duke University School of Law. Mr. New would bring to the board of directors a wealth of experience in complex financial structuring and optimization in a public company setting.

•	Steven Pincus serves as an Executive Vice President with global insurance company Willis Towers Watson and is the Global Head of Broking for the firm’s FINEX business. He is also part of the global Corporate Risk and Broking leadership team. With over 40 years of experience, Mr. Pincus has extensive experience in the energy and high-tech sectors. He began his career at AIG and held senior roles at Johnson & Higgins and Aon. He received his BSBA in economics from the University of Arizona. Mr. Pincus would bring substantial risk management, financial oversight and operational expertise to the board of directors.
•	Lisa Prager serves as General Counsel and Executive Vice President of the Agricultural Bank of China – New York Branch. Prior to joining the bank, Ms. Prager was a partner in law firms where she focused on government investigations. Before entering private practice, Ms. Prager was a federal prosecutor in the U.S. Attorney’s Office for the District of Columbia and Acting Assistant Secretary and Deputy Assistant Secretary for Export Enforcement at the U.S. Department of Commerce’s Bureau of Industry and Security. As an Assistant U.S. Attorney, Ms. Prager handled federal cases involving terrorism, wire and mail fraud, economic espionage, and export control violations, among other matters. Ms. Prager received a B.A. from Yale University and J.D. from Western New England University School of Law. Ms. Prager would bring broad legal, compliance, and regulatory expertise to the TeraWulf board of directors.

As previously announced on June 25, 2021, TeraWulf expects to become a Nasdaq-listed company through a business combination with IKONICS (Nasdaq: IKNX), an imaging technology company based in Duluth, Minnesota. The companies have entered into a definitive merger agreement to combine under a new holding company, which will change its name to TeraWulf Inc. and is expected to be listed on The Nasdaq Stock Market LLC under the trading symbol “WULF.” The transaction is expected to close in the second half of 2021, subject to the receipt of regulatory approvals, approvals by IKONICS and TeraWulf stockholders, and other customary closing conditions.

Additional materials regarding the proposed business combination are available on TeraWulf’s website at www.TeraWulf.com.

About TeraWulf

TeraWulf was formed to own and operate fully integrated environmentally clean bitcoin mining facilities in the United States. TeraWulf will generate domestically produced bitcoin powered by nuclear, hydro and solar energy. TeraWulf’s mining facility in New York is expected to be operational in the fourth quarter of 2021, and TeraWulf’s mining facility in Pennsylvania recently commenced site work with targeted operation in the second quarter of 2022. For more information on TeraWulf, please visit www.TeraWulf.com or follow @TeraWulfInc on Twitter.

Additional Information and Where to Find It

In connection with the proposed business combination between IKONICS and TeraWulf as more fully described in the current report on Form 8-K filed by IKONICS with the SEC on June 25, 2021, IKONICS has filed a combined preliminary proxy statement and registration statement on Form S-4 on July 30, 2021. Following the filing of a definitive proxy statement with the SEC, IKONICS will mail or otherwise make available the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed business combination. The proxy statement, any other relevant documents and all other materials filed with the SEC concerning IKONICS are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. shareholder are urged to read carefully the proxy statement and registration statement on Form S-4 and any other relevant documents and materials that IKONICS files with the SEC when they become available before making any voting decision because they will contain important information about IKONICS, TeraWulf and the proposed business combination.

Participants in the Solicitation

This communication does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer to sell or a solicitation of an offer to buy the securities of IKONICS or TeraWulf, nor shall there be any sale of any such securities in any state or jurisdiction in which such solicitation, offer or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Information about any persons who may, under the rules of the SEC, be deemed participants in the solicitation of the proxies in connection with the proposed business combination will be set forth in the preliminary proxy statement and registration statement on Form S-4 when it is filed with the SEC.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the U.S. federal securities laws. Such forward-looking statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed business combination, including the risks that (a) the proposed business combination may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain stockholder approval of the merger agreement, (c) other conditions to the consummation of the proposed business combination under the merger agreement may not be satisfied, (d) all or part of TeraWulf's contemplated financing in connection with the proposed business combination may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party's obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company's application to list its shares on The Nasdaq Stock Market LLC; (3) no assurance that future developments affecting TeraWulf will be those that it has anticipated, as TeraWulf's projected financial information is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results since the assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information; (4) the effects that any termination of the merger agreement may have on a party or its business; (5) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed business combination and instituted against any party to the merger agreement and others; (6) the risk that the proposed business combination may involve unexpected costs, liabilities or delays; and (7) other economic, business, competitive, legal, regulatory and/or factors relating to the proposed business combination. Potential investors, stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. TeraWulf does not assume any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

TeraWulf

Michael Freitag / Joseph Sala / Lyle Weston
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449